Exhibit 99.2

Notice of Change in Corporate Structure

(In accordance with section 4.9 of National Instrument 51-102)

Item 1.	Names of the parties to the transaction

Brookfield Reinsurance Ltd. (formerly known as Brookfield Asset Management Reinsurance Partners Ltd.)

Item 2.	Description of the transaction

On December 9, 2022, Brookfield Reinsurance Ltd. (formerly known as Brookfield Asset Management Reinsurance Partners Ltd.) announced that it had changed its name to “Brookfield Reinsurance Ltd.” (the “Name Change”). As a result of the Name Change, the Company’s class A exchangeable shares listed on each of the New York Stock Exchange and the Toronto Stock Exchange began trading under the name Brookfield Reinsurance Ltd. and the trading symbol “BNRE” at market open on December 14, 2022. Brookfield Reinsurance Ltd.’s class A exchangeable shares continue to be the economic equivalent of class A limited voting shares of Brookfield Corporation (formerly Brookfield Asset Management Inc.) and remain exchangeable on a one for one basis.

A news release with respect to the material change summarized in this material change report was issued by Brookfield Reinsurance Ltd. on December 9, 2022 through the facilities of GlobeNewswire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available on SEDAR at www.sedar.com.

Item 3.	Effective date of the transaction

December 9, 2022

Item 4.	Names of each party that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Not applicable.

Item 5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 6.

The periods, including the comparative periods, if any, of the interim financial reports and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 7.	The filed documents that described the transaction and where those documents may be found in electronic format (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Dated: December 14, 2022.